Exhibit 99.1

FOR IMMEDIATE RELEASE

 GIANT INTERACTIVE ANNOUNCES
FIRST QUARTER 2011 RESULTS

SHANGHAI, PRC — May 12, 2011 — Giant Interactive Group Inc. (NYSE: GA) (“Giant” or “the Company”), one of China’s leading online game developers and operators, announced today its unaudited financial results for the first quarter ended March 31, 2011.

First Quarter 2011 Highlights:

•	Net revenue was RMB403.3 million (US$61.6 million), an increase of 9.6% from the fourth quarter 2010 and an increase of 32.5% from the first quarter 2010.
•
Gross profit was RMB340.4 million (US$52.0 million), an increase of 9.4% from the fourth quarter 2010 and an increase of 31.3% from the first quarter 2010.  Gross profit margin for the first quarter 2011 was 84.4%.

•
Net income attributable to the Company’s shareholders was RMB262.1 million (US$40.0 million), an increase of 13.3% from the fourth quarter 2010 and an increase of 41.5% from the first quarter 2010.  The margin of net income attributable to the Company’s shareholders for the first quarter 2011 was 65.0%.

•
Basic and diluted earnings per American Depositary Share (“ADS”) or one ordinary share were RMB1.15 (US$0.18) and RMB1.12 (US$0.17), respectively, compared to basic and diluted earnings per ADS of RMB1.02 and RMB0.99, respectively, for the fourth quarter 2010, and basic and diluted earnings per ADS of RMB0.82 and RMB0.79, respectively, for the first quarter 2010.

•
Non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation was RMB269.2 million (US$41.1 million), an increase of 11.8% from the fourth quarter 2010 and an increase of 41.9% from the first quarter 2010.  The margin of non-GAAP net income attributable to the Company’s shareholders excluding non-cash share-based compensation was 66.8%.

•
Basic and diluted non-GAAP earnings excluding non-cash share-based compensation per ADS were RMB1.18 (US$0.18) and RMB1.15 (US$0.18), respectively, compared to basic and diluted non-GAAP earnings per ADS of RMB1.06 and RMB1.03, respectively, for the fourth quarter 2010, and basic and diluted non-GAAP earnings per ADS of RMB0.84 and RMB0.81, respectively, for the first quarter 2010.

•	Active Paying Accounts (“APA”) for online games was 1,779,000, an increase of 5.1% from the fourth quarter 2010 and an increase of 29.6% from the first quarter 2010.
•	Average Revenue Per User (“ARPU”) for online games was RMB216, an increase of 0.5% from the fourth quarter 2010 and a decrease of 1.7% from the first quarter 2010.
•	Average Concurrent Users (“ACU”) for online games was 586,000, an increase of 0.4% from the fourth quarter 2010 and a decrease of 0.3% from the first quarter 2010.
•	Peak Concurrent Users (“PCU”) for online games was 1,916,000, an increase of 11.9% from the fourth quarter 2010 and an increase of 18.9% from the first quarter 2010.

FOR IMMEDIATE RELEASE

Mr. Yuzhu Shi, Giant’s Chairman and Chief Executive Officer commented, “We are pleased to report strong top- and bottom-line growth on a sequential and year-over-year basis for the first quarter.  We delivered a healthy increase in online game revenue, demonstrating the continued successful execution of our game segmentation strategy and steady growth in our ZT Online Series of games.  Meanwhile, ZT Online 2 continued to grow and perform well, and we are especially pleased with the positive response to this new game.  ZT Online 2 began official closed beta testing in the second quarter and recently achieved 300,000 peak concurrent users, with encouraging indications of an upward trend and further potential of the game.  Our results also benefited from a significant non-recurring increase in other revenue relating to the development and delivery of a first-person shooter game, which demonstrates the capability of our development team to develop varying genres of games.  The success to date of ZT Online 2, coupled with the continued progress on our self-developed and licensed pipeline games, provide us with additional potential to drive value in the year ahead.

“While we continue to invest in the development of our game pipeline and seek overseas licensing opportunities, we have maintained a strict focus on cost controls, which has directly benefited our bottom-line.  Supported by the growing popularity of ZT Online 2 and continued execution on the development front, we expect our positive momentum to continue throughout the second quarter of 2011.”

First Quarter Fiscal 2011 Unaudited Financial Results

Net Revenue.  Net revenue for the first quarter 2011 was RMB403.3 million (US$61.6 million), representing an 9.6% increase from RMB368.1 million in the fourth quarter 2010 and a 32.5% increase from RMB304.4 million in the first quarter 2010.

Revenue from online games in the first quarter 2011 totaled RMB374.4 million (US$57.2 million), representing an increase of 5.9% from RMB353.5 million in the fourth quarter 2010 and a 27.0% increase from RMB294.8 million in the first quarter 2010.  Online game net revenue increased sequentially as ZT Online 2 grew steadily during its unlimited closed beta testing during the first quarter 2011.

Other revenue for the first quarter 2011 was RMB14.1 million (US$2.2 million), compared to RMB109,240 in the fourth quarter 2010 and RMB169,342 in the first quarter 2010.  The sequential and year-over-year increases were due to non-recurring gains during the first quarter 2011, related to the development and delivery of a first person shooter game.

ACU for online games in the first quarter 2011 was 586,000, representing a 0.4% sequential increase and a 0.3% decrease over the first quarter 2010.  PCU for online games in the first quarter 2011 was 1,916,000, representing an 11.9% sequential increase and an 18.9% increase over the first quarter 2010.  ACU was predominantly flat on a sequential and year-over-year basis, as our games remained stable.  PCU was up on a sequential and year-over-year basis, mostly due to increased user numbers from the gradual rollout of ZT Online 2.  ARPU for online games in the first quarter 2011 increased 0.5% sequentially and decreased 1.7% year-over-year quarterly to RMB216.0.  ARPU remained flat sequentially while the year-over-year quarterly decline was attributable to our newer games aimed at attracting users across a broad range of spending habits.  APA for online games in the first quarter 2011 increased 5.1% sequentially and increased 29.6% from the first quarter 2010 to 1,779,000.  The sequential increase in APA is attributable to additional users subscribing for paying accounts within ZT Online and ZT Online 2.  The year-over-year quarterly increase in APA is due to the growth in paying accounts across a variety of our games.

FOR IMMEDIATE RELEASE

Cost of Services.  Cost of services was RMB62.8 million (US$9.6 million), representing an increase of 10.4% from the fourth quarter 2010 and a 39.2% increase over the first quarter 2010.  The sequential increase in cost of services was primarily due to an increase in business tax as revenue increased and operational costs related to an affiliated company.

Gross Profit and Gross Margin.  Gross profit for the first quarter 2011 was RMB340.4 million (US$52.0 million), representing a 9.4% sequential increase and a 31.3% year-over-year quarterly increase.  Gross margin for the first quarter 2011 was 84.4%, almost flat with 84.5% in the fourth quarter 2010 and slightly down from 85.2% in the first quarter 2010.

Operating Expenses. Total operating expenses for the first quarter 2011 were RMB91.4 million (US$14.0 million), representing a decrease of 45.7% from RMB168.3 million in the fourth quarter 2010 and an increase of 13.1% from RMB80.8 million in the first quarter 2010.  The sequential decrease in operating expenses was attributable to our continued focus on cost controls as well as the lack of the RMB46.5 million one-time impairment loss incurred during the fourth quarter 2010.

Research and product development (“R&D”) expenses for the first quarter 2011 decreased 20.9% sequentially to RMB52.7 million (US$8.0 million) from RMB66.6 million in the fourth quarter 2010 and increased 56.2% year-over-year quarterly from RMB33.7 million in the first quarter 2010.  The sequential decline in R&D expenses was mainly due to year-end bonuses occurring in the fourth quarter 2010 and a decrease in the amortization of our capitalized development costs.  The year-over-year quarterly increase in R&D expenses was mainly due to the increase in staff headcount and compensation increase over the past year.

Sales and marketing (“S&M”) expenses were RMB25.0 million (US$3.8 million) in the first quarter 2011, down 18.1% sequentially from RMB30.6 million in the fourth quarter 2010 and down 15.5% from RMB29.6 million in the first quarter 2010.  The decreases in S&M expenses resulted from fewer marketing campaigns surrounding new games during the first quarter 2011, and a reduction in our marketing liaison personnel.

General and administrative expenses (“G&A”) for the first quarter 2011 were RMB23.7 million (US$3.6 million), down 31.5% sequentially from RMB34.6 million in the fourth quarter 2010, and down 7.0% from RMB25.5 million in the first quarter 2010.  The sequential and year-over-year quarterly decreases were mainly due to year-end bonuses during the fourth quarter 2010 and increased reimbursements related to our American Depositary Receipt (“ADR”) program in the first quarter 2011.

Financial Incentive.  The financial incentive, which mainly relates to sales tax received from the municipal government, was RMB10.0 million (US$1.5 million) in the first quarter 2011.  This refund mainly relates to the sales tax accounted for in the Company’s cost of services and is treated as a deduction in operating expenses.

FOR IMMEDIATE RELEASE

Interest Income.  Interest income for the first quarter 2011 was RMB46.5 million (US$7.1 million), compared to RMB37.3 million in the fourth quarter 2010 and RMB31.2 million in the first quarter 2010.  Interest income increased sequentially and year-over-year due to market interest rates rising and our higher cash balance.

Income Tax.  Income tax expense for the first quarter 2011 was RMB45.3 million (US$6.9 million), compared to RMB25.9 million in the fourth quarter 2010 and RMB21.6 million in the first quarter 2010.

Net Income Attributable to the Company’s Shareholders.  Net income attributable to the Company’s shareholders for the first quarter 2011 was RMB262.1 million (US$40.0 million), an increase of 13.3% from RMB231.3 million in the fourth quarter 2010 and a year-over-year quarterly increase of 41.5% from RMB185.2 million.  Net income increased sequentially and on a year-over-year quarterly basis as the Company grew game operations and businesses throughout the past year while maintaining prudent spending habits.  The margin of net income attributable to the Company’s shareholders was 65% for the first quarter 2011, compared to 62.8% in the fourth quarter 2010 and 60.9% in the first quarter 2010.

Cash, Cash Equivalents and Short-Term Investments.  As of March 31, 2011, Giant’s cash, cash equivalents and short-term investments were RMB6,186.4 million (US$944.7 million), compared to RMB6,030.3 million as of December 31, 2010.  The sequential increase consists of cash generated by the Company’s operations.

Cash Dividend.  The Company announced a cash dividend of US$0.18 per ADS or ordinary share on its outstanding shares on February 22, 2011.  The ordinary cash dividend was paid on March 30 and April 8, 2011 (Eastern Time) to shareholders of record at the close of trading on March 18, 2011 (Eastern Time).  The total cash payment was US$41.2 million.

Business Highlights and Outlook

ZT Online Series — During the first quarter 2011, the Company released an expansion pack for ZT Online which introduced a new dragon system and other features.  For ZT Online Classic Edition, new 1-on-1 PK campaigns, secret dungeons, and a new marriage system were added.  ZT Online Green Edition was updated with the addition of more casual gameplay such as the fishing system and appearances of horses.  In celebration of Chinese New Year, the Company added additional features to all versions of the ZT Online Series, such as year of the rabbit activities, newbie tutorials, and in-game rewards.

ZT Online 2 — The Company’s new revolutionary flagship game has been highly acclaimed by gamers for its attractive artwork, enriched content and gameplay, high interactivity, and the new in-game economic system.  On March 30, 2011, the Company announced that official closed beta testing would begin on April 8, 2011.  Currently we have achieved 300,000 PCU during the second quarter 2011.  The development team will continue to enhance the game content and we will also utilize marketing and operational activities to help build the user base.  Open beta testing is expected to launch at an appropriate time in the near future after further testing.

FOR IMMEDIATE RELEASE

Giant Online — In celebration of Chinese New Year and the 3rd anniversary of the launch of Giant Online, we continued to add new content to the previous expansion pack, which features battles in space. The new content includes new group skills and new boss challenges.  On April 21, 2011, we released another expansion pack with a space theme, and features including a talent system and a new angel system.

XT Online — During the first quarter 2011, we continued to enhance overall gameplay and monetization for XT Online.  We introduced an innovative turn-based arena system that has been welcomed by our players.  We expect to launch open beta testing for XT Online in the second half of 2011.  In January 2011, the Company signed an exclusive licensing agreement with online game operator FPT Online to operate XT Online in Vietnam beginning in the second half of 2011.

The Golden Land — Giant recently introduced new chained dungeons and an armor-enhancing gem system, and improved newbie tutorials.  As the Company’s key exported licensing game, the game remained one of the most popular webgames in Taiwan and has stabilized in Japan following the Tohoku earthquake and tsunami in March 2011.  Versions of the game for Brazil and Thailand are expected to launch in May 2011.  Spanish and Turkish versions are ready for localization and are expected to begin beta testing in the second quarter and third quarter 2011, respectively.  The Korean and the US & European versions are expected to enter open beta testing in June 2011.

Dragon Soul — During the first quarter 2011, we introduced a PK system to the first expansion pack and optimized graphics for Dragon Soul.  We have also begun providing full support to Neonga AG, our international licensing partner, in terms of localization and server-setup for upcoming beta testing phases.

Spirits of the Warriors — Spirits of the Warriors is a self-developed 3D MMORPG based on the Three Kingdoms period in ancient Chinese history.  Giant has developed the game using the RenderWare graphics engine.  Limited closed beta testing is expected to begin in mid 2011.

Elsword — Elsword is a 3D side-scrolling, advanced casual game developed by KOG of South Korea Co., Ltd. (“KOG”).  The Company began revising the game based on gamer feedback during the first engineering testing in late 2010.  Another round of engineer testing is planned for the second quarter 2011, with marketing campaigns and commercial launch expected in the second half of 2011.

Allods Online — Allods Online is a 3D free-to-play MMORPG developed by Astrum Nival, LLC (“Astrum Nival”), a studio owned by Mail.Ru Inc. (“Mail.Ru”).  Currently, the Company is cooperating with developers to further refine the translation and localization of the game.  The preliminary engineering testing is targeted to begin in the second quarter 2011.

Second Quarter 2011 Guidance — The Company expects the impact from the non-recurring gains during the first quarter 2011 to diminish in the second quarter 2011.  However, given the marketing campaigns for the official closed beta testing for ZT Online 2 that began in April 2011, the Company expects ZT Online 2’s revenue and user base to continue to grow.  Therefore, the Company expects revenues from online games to accelerate and contribute to continued top-line growth in the second quarter 2011.

FOR IMMEDIATE RELEASE

Conference Call

Giant’s senior management will host a conference call on May 12, 2011 at 9:00 pm (US Eastern Time) / 6:00 pm (US Pacific Time), which is May 13, 2011 at 9:00 am (Beijing Time) to discuss its 2011 first quarter financial results and recent business activity.  The conference call may be accessed by calling +1 866 578 5747 (for callers in the US), +86 10 800 130 0399 (for Telecom callers in Southern China), +86 10 800 852 1490 (for Netcom callers in Southern China), +86 10 800 152 1490 (for Telecom callers in Northern China) or +1 617 213 8054 (for callers outside of the US and China) and entering passcode 80142867.

A recording of the conference call will be available starting 12:00 am (US Eastern Time) on May 13, 2011, by calling +1 888 286 8010 (for callers in the US) or +1 617 801 6888 (for callers outside the US) and entering passcode 54875799.
A live webcast of the conference call and replay will be available on the investor relations page of Giant Interactive Group’s website at http://www.ga-me.com/earningsannouncements.php.

Currency Convenience Translation

This release contains translations of certain Renminbi (RMB) amounts into US dollars (US$) at the rate of US$1.00 to RMB6.5483, which was the noon buying rate as of March 31, 2011 in the City of New York for cable transfers in Renminbi per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.  The Company makes no representation that the Renminbi or US dollar amounts referred to in this release could have been, or could be, converted into US dollars at such rate or at all.

Use of Non-GAAP Financial Measures

Giant has reported net income attributable to the Company’s shareholders for the period indicated below on a non-GAAP basis excluding non-cash share-based compensation.  Giant believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Giant as well as when planning and forecasting future periods.  Giant computes its non-GAAP financial measures through the application of the consistent method from quarter to quarter.

Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

FOR IMMEDIATE RELEASE

The table below sets forth the reconciliation of GAAP measures to non-GAAP measures for the indicated periods:

Giant Interactive Group, Inc.
Reconciliation of GAAP to Non-GAAP (Unaudited)

	Three months ended
	March 31,	December 31,	March 31,	March 31,
	2010	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)

GAAP net income attributable to the Company’s shareholders:	185,249,203	231,262,204	262,075,999	40,021,991

Share-based compensation	4,437,390	9,514,003	7,123,232	1,087,799

Non-GAAP net income attributable to the Company’s shareholders:	189,686,593	240,776,207	269,199,231	41,109,789

Non-GAAP earnings per share:

Basic	0.84	1.06	1.18	0.18
Diluted	0.81	1.03	1.15	0.18

Weighted average ordinary shares:

Basic	226,905,943	227,693,650	228,479,045	228,479,045
Diluted	234,423,481	233,693,232	234,312,051	234,312,051

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments.  Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

About Giant Interactive Group Inc.

Giant Interactive Group Inc. (NYSE: GA) is a leading online game developer and operator in China in terms of market share according to iResearch Consulting Group, an independent Chinese research center, and focuses on massively multiplayer online role playing games.  Currently, Giant operates multiple games, including ZT Online, ZT Online Green Edition, ZT Online 2, Giant Online, The Golden Land, XT Online, and Dragon Soul.  Giant has several additional online games that it intends to launch, including Spirits of the Warriors, Allods Online, and Elsword.  Giant has built a nationwide distribution network to sell the prepaid game cards and game points required to play its games, which as of March 31, 2011 consisted of over 130 distributors, and reached over 96,000 retail outlets, including internet cafes, software stores, supermarkets, bookstores, newspaper stands, and convenience stores located throughout China.  For more information, please visit Giant Interactive Group on the web at www.ga-me.com.

FOR IMMEDIATE RELEASE

Safe Harbor Statement

Statements in this release contain “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and among others, include our business outlook for the second quarter of 2011, the ability of ZT Online series to attract players and extend its life cycle with the enhancements introduced in the first quarter 2011, our expectations on the performances of our newly launched games, our ability to successfully commercially launch our new games, our continued efforts to successfully operate and adjust features of our existing games, including introduction of expansion packs, and our ability to continue to grow our business and build long-term shareholder value.  These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.  Our actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements.  Among the factors that could cause our actual results to differ from what we currently anticipate may include failure by ZT Online gamers to resume in-game spending or continue in-game spending at historical levels, our ability to develop, purchase or license additional online games that are attractive to our players, our ability to develop and successfully launch expansion packs for our online games, our ability to adjust and enhance our online games to users’ preferences to generate revenues, our dependence on one online game, which currently accounts for the majority of our historical net revenues, our ability to respond to competition, our ability to adjust to the current global economic crisis, our need to implement and maintain effective internal control over financial reporting, our limited operating history and unproven long-term potential of our online game business model, our uncertainties with respect to the PRC legal and regulatory environments and volatility in the markets we operate in.  The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in our annual report on Form 20F for the fiscal year 2009, as filed with the Securities and Exchange Commission on June 7, 2010, and are available on the Securities and Exchange Commission’s website at www.sec.gov.  For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 8 of our annual report for fiscal year 2009.  Our actual results of operations for the first quarter of 2011 are not necessarily indicative of our operating results for any future periods.  Any projections in this release are based on limited information currently available to us, which is subject to change.  Although such projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release. Such information speaks only as of the date of this release.

FOR IMMEDIATE RELEASE

Contacts:
Investor Contact (China): Rich Chiang, IR Manager Giant Interactive Group, Inc. +86 21 3397 9959 ir@ztgame.com	Investor Relations (US): Kelly Gawlik, Senior Associate Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com
Investor Relations (HK): Mahmoud Siddig, Managing Director Taylor Rafferty +852 3196 3712 giantinteractive@taylor-rafferty.com	Media Contact (US): Marc Raybin Taylor Rafferty +1 (212) 889 4350 giantinteractive@taylor-rafferty.com

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED BALANCE SHEETS

	Unaudited	Unaudited	Unaudited	Unaudited
	March 31,	December 31,	March 31,	March 31,
	2010	2010	2011	2011
ASSETS	(RMB)	(RMB)	(RMB)	(US$)
Current assets:
Cash and cash equivalents	1,258,511,595	2,776,936,322	607,441,224	92,763,194
Prepayments and other current assets	135,318,573	132,727,408	182,775,963	27,911,972
Accounts receivable	8,503,479	9,800,407	9,709,320	1,482,724
Due from a related party	3,592	25,000,000	2,077,428	317,247
Inventories	531,462	433,953	473,903	72,370
Deferred tax assets	72,690,876	105,745,171	108,480,580	16,566,220
Short-term investments	3,781,575,000	3,253,362,000	5,578,922,680	851,965,041

Total current assets	5,257,134,577	6,304,005,261	6,489,881,098	991,078,768
Non-current assets:
Property and equipment, net	162,035,634	143,286,303	142,076,648	21,696,723
Intangible assets, net	120,244,401	33,954,716	33,241,516	5,076,358
Due from R&D entity partners	11,880,000	10,783,600	11,803,600	1,802,544
Goodwill	6,224,587	22,201,960	22,201,960	3,390,492
Investment in equity investees	2,915,756	35,125,945	42,379,538	6,471,838
Long-term investment	-	20,495,239	20,495,239	3,129,856
Available-for-sale securities	441,717,532	423,302,661	421,119,801	64,309,790
Held-to-maturity securities	500,000,000	-	-
Deferred tax assets	11,440,026	13,145,488	10,939,382	1,670,568
Other assets	84,225,245	101,842,080	101,407,358	15,486,060

Total non-current assets	1,340,683,181	804,137,992	805,665,042	123,034,229

Total assets	6,597,817,758	7,108,143,253	7,295,546,140	1,114,112,997

LIABILITIES AND SHAREHOLDERS’EQUITY
Current liabilities:
Payables and accrued expenses	82,969,129	144,436,022	111,135,437	16,971,646
Advances from distributors	65,535,828	75,506,955	70,712,524	10,798,608
Due to a related party	-	-	6,438,934	983,298
Deferred revenue	337,988,705	442,795,002	488,936,727	74,666,208
Unrecognized tax benefit	10,910,241	14,758,798	18,739,315	2,861,707
Dividend payable	-	-	160,917,962	24,574,006
Tax payable	1,929,077	22,191,957	44,139,996	6,740,680
Deferred tax liability	763,138	624,770	530,541	81,020

Total current liabilities	500,096,118	700,313,504	901,551,436	137,677,173

Non-current liabilities:
Deferred tax liability	362,334	186,496	393,171	60,042

Total non-current liabilities	362,334	186,496	393,171	60,042

Total liabilities	500,458,452	700,500,000	901,944,607	137,737,215

Shareholders’ equity
Ordinary shares (par value US$0.0000002 per share; 500,000,000 and 263,110,626 shares authorized and issued as at March 31, 2010, December 31, 2010 and March 31,2011 respectively; and 227,071,403, 228,019,412, and 228,918,782 shares outstanding at March 31, 2010, December 31, 2010, and March 31, 2011, respectively)	417	417	417	64
Additional paid-in capital	6,044,070,848	6,087,534,887	6,105,471,574	932,375,055
Statutory reserves	43,890,273	43,890,273	43,890,273	6,702,545
Accumulated other comprehensive loss	(222,632,263)	(300,504,420)	(321,990,822)	(49,171,666)
Retained earnings	2,391,915,665	2,738,731,300	2,725,482,924	416,212,287
Treasury stock	(2,176,792,033)	(2,176,792,033)	(2,169,940,484)	(331,374,629)

Total shareholders’ equity	6,080,452,907	6,392,860,424	6,382,913,882	974,743,656

Non controlling interest	16,906,399	14,782,829	10,687,651	1,632,126

Total equity	6,097,359,306	6,407,643,253	6,393,601,533	976,375,782

Total liabilities and equity	6,597,817,758	7,108,143,253	7,295,546,140	1,114,112,997

FOR IMMEDIATE RELEASE

GIANT INTERACTIVE GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	Three months ended
	March 31	December 31	March 31	March 31
	2010	2010	2011	2011
	(RMB)	(RMB)	(RMB)	(US$)
	Unaudited	Unaudited	Unaudited	Unaudited
Net revenue:
Online game	294,785,770	353,532,371	374,407,688	57,176,319
Licensing revenue	9,454,605	14,443,331	14,730,906	2,249,577
Other revenue, net	169,342	109,240	14,114,536	2,155,450

Total net revenue	304,409,717	368,084,942	403,253,130	61,581,346

Cost of services	(45,140,545)	(56,900,119)	(62,829,086)	(9,594,717)

Gross profit	259,269,172	311,184,823	340,424,044	51,986,629

Operating (expenses) income:
Research and product development expenses	(33,732,484)	(66,581,369)	(52,677,163)	(8,044,403)
Sales and marketing expenses	(29,606,702)	(30,567,270)	(25,023,079)	(3,821,309)
General and administrative expenses	(25,476,209)	(34,588,411)	(23,684,941)	(3,616,960)
Government financial incentives	8,000,000	10,000,000	10,000,000	1,527,114
Impairment loss	-	(46,557,669)	-	-

Total operating expenses	(80,815,395)	(168,294,719)	(91,385,183)	(13,955,558)

Income from operations	178,453,777	142,890,104	249,038,861	38,031,071

Interest income	31,247,683	37,268,724	46,533,216	7,106,152
Other income (expense), net	(3,504,035)	77,648,419	8,964,931	1,369,047
Investment income	-	-	2,380,952	363,599

Income before income tax expenses	206,197,425	257,807,247	306,917,960	46,869,869

Income tax expense	(21,632,185)	(25,867,839)	(45,324,189)	(6,921,520)
Share of loss of an equity investee	(84,244)	(245,457)	(188,688)	(28,815)

Net Income	184,480,996	231,693,951	261,405,083	39,919,534

Net loss (income) attributable to non controlling interest	768,207	(431,747)	670,916	102,457

Net income attributable to the Company’s shareholders	185,249,203	231,262,204	262,075,999	40,021,991

Other comprehensive loss, net of tax
Foreign currency translation	(738,249)	(28,166,346)	(23,543,459)	(3,595,354)
Unrealized holding (loss) gain	(9,123,885)	(3,206,557)	2,057,058	314,136

Total other comprehensive loss, net of tax	(9,862,134)	(31,372,903)	（21,486,401）	(3,281,218)

Comprehensive income	175,387,069	199,889,301	240,589,598	36,740,773

Earnings per share:

Basic	0.82	1.02	1.15	0.18
Diluted	0.79	0.99	1.12	0.17

Weighted average ordinary shares:

Basic	226,905,943	227,693,650	228,479,045	228,479,045
Diluted	234,423,481	233,693,232	234,312,051	234,312,051